Mail Stop 0407


      							April 28, 2005

Via U.S. Mail and Fax
Mr. Andrew Dosch
Chief Financial Officer
Applied Innovation, Inc.
5800 Innovation Drive
Dublin, Ohio  43016


	RE:	Applied Innovation, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 7, 2005
		File No. 000-21352

Dear Mr. Dosch:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Application of Critical Accounting Policies
1. You have identified eight critical accounting policies, several of which are not materially different from your accounting policy disclosures presented in Note 1 to your financial statements.
Your
critical accounting estimate disclosures should supplement, not duplicate, your accounting policies, and they should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Below, please find several policy specific comments for you to consider as you review all of your critical accounting policies in response to this comment.
* Revenue Recognition - Your current disclosures provide your accounting policy for revenue recognition. However, it is not clear if the accounting estimates or assumptions used in the determination of revenue are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and if the impact of the estimates and assumptions are material to your financial condition or operating performance.
* Allowance for Doubtful Accounts - It is not clear which estimates or assumptions in your determination of the allowance for doubtful accounts are material. In your analysis, you should address the questions that arise once the critical accounting estimate or assumption has been identified by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate or assumption has been in the past, how much the estimate or assumption has changed in the past, and whether the estimate or assumption is reasonably likely to change in the future.
* Intangible Assets and Goodwill - You state that goodwill and intangible assets are reviewed for recoverability annually or more frequently if certain events occur or circumstances change. However, you have not identified any estimates or assumptions that you believe are material and critical to your financial condition or operating performance. If the impact of estimates and assumptions is material, you should present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. For example, with respect to your goodwill impairment test, you should consider a discussion indicating if the difference between the carrying value and fair value of your reporting units is material to an investor and how sensitive the estimates, including long-term revenue and cash flow projections, discount rate and terminal values, are to change.
Refer to section V of the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm, analyze those critical accounting policies you have disclosed and those you have not disclosed and in future filings, revise accordingly to discuss those estimates and assumptions that bear the risk of change and provide sensitivity analysis and other material quantitative information to indicate the impact that other reasonably likely assumptions would have on your results of operations, statement of position and cash flows and whether the estimate/assumption is likely to change in the future. In your response, please provide us with your proposed revised disclosures.

Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

2. Revenue Recognition
You state that you sell some products under bill and hold arrangements. Please tell us how you evaluated SAB Topic 13.3(a) in your determination to recognize revenue for products held on a customer`s behalf. Expand your accounting policy in Note 1 of your financial statements to clarify how you meet the criteria for revenue recognition. Also revise your critical accounting policy disclosure, if applicable.

Note 11.  Income Taxes
3. Tell us how you applied SFAS 109 in assessing the need for a valuation allowance against your deferred tax asset. Refer to the guidance provided by the Division of Corporation Finance on financial reporting matters, which is located on our website at:
http://www.
sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P198_34687.
Noting
your history of operating losses, disclose if the asset`s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.
Discuss
the uncertainties surrounding realization of your deferred tax asset and describe these assumed future events, quantified to the extent practicable, in your MD&A. Also describe in MD&A the tax planning strategies that you refer to in Note 11.

4. Please tell us about the basis for and provide us with a roll-forward schedule of your tax contingency reserves. In MD&A, you state that you reversed these reserves based on corresponding reduction in the related income tax exposures. Please explain and provide us with the facts and circumstances that support the reversal of portions of these reserves in 2004 and 2003.

Note 14.  Restructuring Charges
5. We note that you enacted restructuring plans in 2002, 2004 and 2005. Disclose your accounting policy for restructuring charges.

6. Provide a description of the exit or disposal activity, including the facts and circumstances leading to the activity and the expected completion date.

*    *    *    *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

/s/
								Larry Spirgel
								Assistant Director
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Mr. Andrew Dosch
Applied Innovation, Inc.
April 28, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE